EXHIBIT 12.1

Eagle Family Foods Holdings, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Fifty-Two Week Period Ended July 2, 2005	Fifty-Three Week Period Ended July 3, 2004	Fifty-Two Week Period Ended June 28, 2003	Fifty-Two Week Period Ended June 29, 2002	Fifty-Two Week Period Ended June 30, 2001
Adjusted Earnings
Income (loss) before income taxes from continuing operations	$(8,569)	$(1,930)	$1,796	$1,761	$(8,437)
Portion of rent representative of interest	114	107	125	409	334
Interest on indebtedness	19,602	16,173	15,004	19,863	32,228

Total earnings as adjusted	11,147	14,350	16,925	22,033	24,125

Fixed Charges
Portion of rent representative of interest	114	107	125	409	334
Interest on indebtedness	19,868	16,173	15,004	19,863	32,228

Total fixed charges	19,982	16,280	15,129	20,272	32.562

Surplus (deficiency) of earnings	$(8,835)	$(1,930)	$1,796	$1,761	$(8,437)

Ratio of earnings to fixed charges (a)	—	—	11.9 to 1.0	8.7 to 1.0	—

(a)	As earnings for the fifty-two week period ended July 2, 2005, the fifty-three week period ended July 3, 2004, and the fifty-two week period ended June 30, 2001 were inadequate to cover fixed charges, a ratio of earnings to fixed charges for the period has not been presented. The deficiencies of earnings to fixed charges were $8.8 million, $1.9 million, and $8.4 million, respectively.

67